Filed by Roman DBDR Acquisition Corp. II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Roman DBDR Acquisition Corp. II (File No. 001-42435)

On February 27, 2026, Dixon Doll, Jr., Chairman and CEO of Roman DBDR, through his social media accounts, shared the following post on LinkedIn:

Additional Information and Where to Find It

The Business Combination will be submitted to shareholders of Roman DBDR for their consideration. The parties to the Business Combination Agreement intend to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Roman DBDR’s shareholders in connection with Roman DBDR’s solicitations of proxies from Roman DBDR’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement / Proxy Statement, as well as the prospectus relating to the offer of the securities to be issued to the shareholders of ThomasLloyd in connection with the completion of the Proposed Business Combination. After the Registration Statement / Proxy Statement has been filed and declared effective, Roman DBDR will mail a definitive proxy statement/prospectus and other relevant documents relating to the Proposed Business Combination and other matters to be described in the Registration Statement / Proxy Statement to Roman DBDR’s shareholders as of a record date to be established for voting on the Proposed Business Combination. Before making any voting or investment decision, Roman DBDR’s shareholders, ThomasLloyd’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Roman DBDR in connection with the Proposed Business Combination and other matters to be described in the Registration Statement / Proxy Statement, when they become available because they will contain important information about Roman DBDR, ThomasLloyd and the Proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary Registration Statement / Proxy Statement, the definitive Registration Statement / Proxy Statement and other documents filed by Roman DBDR with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Roman DBDR Acquisition Corp. II, 3300 S. Dixie Highway, Suite 179, West Palm Beach, FL 33405.

Forward Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations relating to the Proposed Business Combination and other related transactions, including potential benefits, anticipated timing and satisfaction of closing conditions of the Proposed Business Combination; the implied equity value of ThomasLloyd; future financial condition and performance of TL Topco PLC, a public limited company incorporated under the laws of England and Wales (“PubCo”); expected financial impacts of the Proposed Business Combination, including the amount and timing of the anticipated PIPE raise; the level of redemptions of Roman DBDR’s shareholders; the expected future performance and market opportunities of PubCo; ThomasLloyd’s estimates and forecasts of its pipeline projects and market opportunities; ThomasLloyd’s anticipated capital expenditures; ThomasLloyd’s expectations related to the success of its project development activities; and ThomasLloyd’s beliefs regarding its position in energy markets, including with respect to AI and data centers. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ThomasLloyd’s and Roman’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of ThomasLloyd and Roman DBDR. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the Proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the Proposed Business Combination and other related transactions; risks related to ThomasLloyd, including but not limited to (i) its ability to raise capital, implement strategy and identify suitable sustainable investment opportunities, (ii) political developments, laws and regulations in areas where ThomasLloyd operates, (iii) increased competition in the industries where ThomasLloyd operates, (iv) supply of natural resources necessary for ThomasLloyd’s operations, (v) reliance on third-party supplier and service providers, (vi) the effects of climate change, extreme weather events, and seismic events, and (vii) fluctuations in currency markets. Additional risks related to Roman DBDR include those factors discussed in documents Roman DBDR has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with communication and also set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Roman DBDR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, Roman DBDR’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that Roman DBDR has filed, or will file, with the SEC.

If any of these risks materialize or Roman DBDR’s or ThomasLloyd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Roman nor ThomasLloyd presently know or that Roman DBDR and ThomasLloyd currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Roman’s and ThomasLloyd’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. Roman DBDR and ThomasLloyd anticipate that subsequent events and developments will cause Roman DBDR’s and ThomasLloyd’s assessments to change. These forward-looking statements should not be relied upon as representing Roman’s and ThomasLloyd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Roman DBDR, ThomasLloyd nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

Roman DBDR, ThomasLloyd, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Roman DBDR’s shareholders with respect to the Proposed Business Combination and the other matters set forth in the Registration Statement / Proxy Statement. Information regarding Roman’s directors and executive officers, and a description of their interests in Roman DBDR is contained in Roman DBDR’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Roman DBDR Acquisition Corp. II, 3300 S. Dixie Highway, Suite 179, West Palm Beach, FL 33405. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the Registration Statement / Proxy Statement relating to the Proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement / Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement or for any other document that PubCo, Roman DBDR and ThomasLloyd may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Roman DBDR, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.